July 31, 2019

VIA COURIER AND EDGAR

Division of Corporate Finance

Office of Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:  The Pennant Group, Inc.

        Amendment No. 1 to Registration Statement on Form 10-12B

        Filed July 3, 2019

        File No. 001-38900

Ladies and Gentlemen:

On behalf of The Pennant Group, Inc. (the “Company” or “Pennant”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated July 12, 2019 (the “Comment Letter”), relating to the Company’s amendment no. 1 to registration statement on Form 10 (File No. 001-38900) that was filed on July 3, 2019 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Amendment 1 to Form 10-12B filed July 3, 2019

Unaudited Pro Forma Combined Financial Statements, page 88

1.

Regarding pro forma adjustment (1), it is unclear why the payment of transaction fees and the dividend to the Ensign Group, Inc. does not result in a reduction in the balance of the Net parent investment. Please revise your pro forma balance sheet and clarify your disclosure in the accompanying footnotes.

Response: We will revise the pro forma balance sheet and the accompanying footnotes as requested. The revised balance sheet in future filings will reflect the repayment of transaction fees and dividend to The Ensign Group, Inc. as a separate line item to reduce the net parent investment. The remaining net parent investment balance will be reduced as part of the recapitalization of our equity adjustment. This adjustment will be presented as a separate line item adjusting the net parent investment balance. The Company will include an additional note in the next amendment to our registration filing as follows:

“Pro Forma Adjustments

(#) Represents reduction in net parent investment related to the payment of transaction fees and dividend to the Ensign Group, Inc. as disclosed in note (1).

2.

In light of the significance of the adjustment, please expand your disclosure in Note 9 to describe your basis for determining the right-of-use (ROU) assets and lease liability of approximately $39 million.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will revise Note 9 in future filings as follows:

(9) Represents the adjustments to the right-of-use (ROU) assets and lease liability as a result of the removal of intercompany rental charges and replacement with new or amended master lease agreements as described in note (5). In accordance with Topic 842, Leases, these new and amended master lease agreements are considered to be modified and subjected to lease modification guidance. The ROU asset and lease liability related to these agreements were re-measured based on the change in the lease terms and conditions such as rent payment and lease terms. The incremental borrowing rate has also been adjusted to mirror the revised lease terms which become effective at the date of the modification. As the unaudited pro forma combined balance sheet assumes the spin-off and the related transactions occurred on the most recent reporting date, the effective date of the modification for pro forma purposes is the same date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Trends, Page 121

3.	In light of EBITDAR being a valuation measure, it is unclear why you discuss lower EBITDAR margins on page 123.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will revise the statement to discontinue the discussion of EBITDAR margins in future filings as follows:

“Trends

When we acquire turnaround or start-up operations, we expect that our combined metrics may be impacted. We expect these metrics to vary from period to period based upon the maturity of the operations within our portfolio. We have generally experienced lower occupancy rates and census at recently acquired operations, and we generally anticipate lower overall occupancy rates and lower consolidated and segment margins during years of growth.”

Adjusted EBITDAR, Page 132

4.

We note, regarding the non-GAAP measure identified as adjusted EBITDAR, you disclose that it is a commonly used measure to compare the enterprise value of different companies in the healthcare industry. You further disclose it is “a financial valuation measure” and it is “not displayed as a performance measure”. It is unclear why it is appropriate or useful to investors to present comparative valuation measures. Especially in light of the fact that the Company is being spun-off from a larger entity and historically did not exist on a stand alone basis. Please refer to Rule 100(b) of Regulation G and Item 10(e)(1)(i)(C) of Regulation S-K, and revise your disclosures accordingly.

Response: Adjusted EBITDAR is a common measurement that is used by management, research analysts, rating agencies and investors to compare the valuation of different companies in the healthcare services industry, without regard to differences in capital structures (i.e. use of debt versus leasing arrangements). In an organization that is growing substantially, with an Adjusted EBITDAR compound annual growth rate of 10.7% over the last two years, the comparative valuation metric helps the investment community realize the substantial value creation that has occurred on a year over year basis. This metric shows the growth of the Company’s enterprise value compared to the Company’s historical value and its peers’ enterprise value growth rate. It is helpful to research analysts and rating agencies to determine their price target and stock rating, which may impact the investment decisions of our investors.

While the Company is being spun-off from a larger entity and historically did not exist on a stand-alone basis, the historic enterprise value for the Company exists and can be calculated. The Company anticipates that bankers and research analysts have and will continue to utilize this measurement to estimate the initial share price of the Company on the day of the spin-off. We have reviewed industry analysts’ reports noting that this metric is one of several metrics used to assign value by the analysts community. The comparative valuation measure allows the research analysts, rating agencies and investors to compare the growth of the Company’s value to our historical growth rate and our peers.

We acknowledge that Adjusted EBITDAR is a non-GAAP measure and should be considered in addition to, and not as a substitute for, net earnings and other financial measures calculated in accordance with GAAP. We have disclosed the purpose for utilizing this measure on page 135 of the previous Form 10 filed, which includes our view that the investment community views debt financing and long-term capital and operating leases as alternative capital structure arrangements for facility-based healthcare service companies and that the disclosure of Adjusted EBITDAR allows investors a metric that removes the financial statement impact of rent, depreciation and interest, thereby providing the investment community with a financial measure to consistently assess the enterprise value of different companies across the healthcare service industry and promoting comparability with our peers. In addition, we have provided a reconciliation from net income (which is a GAAP measure) to Adjusted EBITDAR on pages 136-139 of the previous Form 10 filed to show equal prominence to the closest GAAP measure for all comparison periods. We will continue to provide this reconciliation in the next amendment to our registration filing.

5.

We note your disclosure stating that Adjusted EBITDAR is a commonly used measure to compare the enterprise value of different companies. However, it is unclear how this measure on a segment basis may provide useful information to investors. Please comply with Item 10(e)(1)(i)(C) of Regulation S-K or remove the presentations of Adjusted EBITDAR and Adjusted pro forma EBITDAR for your Home Health and Hospice and Senior Living reporting segments.

Response: The Company has two reportable segments; (i) Home Health and Hospice and (ii) Senior Living. For the year ended December 31, 2018, the revenue generated from the Home Health and Hospice and Senior Living segments as a percentage of total revenue were 59.1% and 40.9%, respectively. Each reportable segment has its own peer companies and measures.

Home health and hospice services are primarily provided in a patient’s primary residence. As such, rent expense is not a significant cost in the operation of the business. Essentially, the rent expense in the home health and hospice industry mainly consists of leases of commercial office space. We acknowledged that Adjusted EBITDAR is not a financial valuation measure that is consistently used in the home health and hospice industry and will discontinue the usage of Adjusted EBITDAR for this reportable segment in next amendment to our registration statement.

In contrast to the Home Health and Hospice reportable segment, senior living companies provide service to residents in communities that are either owned or leased pursuant to long-term triple net lease agreements often for terms of 15 years or more and where the tenant is responsible for all expenses of the property, including those that landlords would typically be responsible for under other types of lease agreements. Analysts and investors often view the debt associated with owning senior living communities and rent payments associated with leasing such communities under triple net leases as being different, but very comparable alternative forms of financing the operations. Accordingly, Adjusted EBITDAR is a commonly used financial valuation measure in the senior living industry to effectively compare results of operations against peer companies without regard to the financing method or capital structure.

The Company also uses Adjusted EBITDAR to value our operating performance and assist us in comparing our operating performance on a consistent basis across segments, to allocate resources to enhance the financial performance of our business, to assess the value of a potential acquisition, to assess the value of an acquired operation’s performance, to evaluate the effectiveness of our operational strategies and to compare our operating performance to that of our competitors.

The Company’s utilization of Adjusted EBITDAR allows us to compare operating results without the impact of differing but equally viable capital structures. We also use Adjusted EBITDAR to highlight the operating margin differences between businesses. Adjusted EBITDAR is a well-understood metric widely used by management, investors, research analysts, rating agencies and other stakeholders, to evaluate the overall operating performance of companies in the senior living industry, without regard to items such as rent expense, interest expense, depreciation and amortization. These items can vary substantially from company to company depending on the book value of assets, capital structure and method by which assets were acquired. In fact, investors and analysts expect us to provide Adjusted EBITDAR measures for their evaluation of our financial performance and comparison of our performance over time.

Management considers cash outlay for both interest expense and rent expense as capital structure costs. A leased property incurs rent expense while a levered owned property incurs interest expense. Interest expense has qualitative similarities to rent expense when comparing these cash outlays. While rent expense is presented as a cash operating expense, it is often not considered by management in assessing both consolidated and individual operation performance. Rather, rent expense is a cost of the Company’s capital structure when management makes the financial decision to lease instead of own a senior living community. In the context of this financial measure, we do not believe that the adjustments related to operating leases are misleading or are inappropriately adjusting for normal, recurring, cash operating expenses.

One of the important elements of our business strategy is to grow our operations through organic growth and acquisitions. Our acquisition focus is to purchase or lease operations that are complementary to our current operations, accretive to our business or otherwise advance our strategy. When determining whether a potential operation should be added to our portfolio companies, we exclude depreciation and amortization, interest, rent and income tax expense from the operating performance results to neutralize the effect of capital structure decisions in the potential acquisition. Adjusted EBITDAR is a financial metric that helps us evaluate the core operating performance of potential acquisitions and to decide whether we can transform their financial and clinical performance.

We also use Adjusted EBITDAR in evaluating the performance of our individual operations. Adjusted EBITDAR is useful in this regard as the measurement removes the impact of the Company’s capital structure (interest and lease expense) and its asset base (depreciation expense), the costs of which are outside the control of the employees responsible for operating our facilities. Accordingly, we use Adjusted EBITDAR internally to evaluate the performance of individual operations and the employees responsible for operating performance. Additionally, we have historically established compensation programs for our leaders that are partially based upon the achievement of Adjusted EBITDAR and EBIT targets.

We believe that the presentation of Consolidated and Senior Living reportable segment Adjusted EBITDAR provides important supplemental information to management and investors to evaluate our operating performance. Accordingly, we will modify our current disclosure to remove segment Adjusted EBITDAR for our Home Health and Hospice reportable segment. We acknowledge that Adjusted EBITDAR is a non-GAAP measure and should be considered in addition to, and not as a substitute for, net earnings and other financial measures prepared in accordance with GAAP. We have disclosed the purpose for utilizing this measure on page 135 of the previous Form 10 filing, which includes our view that mortgage loans and operating leases are capital structure arrangements and that the impact of these financial measures should be treated consistently to assess the performance of our core operations and promote comparability with our peers.

Adjusted Pro Forma EBITDAR is also important to shareholders as it reflects the pro forma impacts given the effect to the spin-off and the related transactions occurred on January 1, 2019 through the most recent reporting.

Combined Non-GAAP Financial Measures Non-GAAP reconciliations, page 138

6.

It appears you are reconciling a non-GAAP measure “Pro forma segment income before provision for income taxes” to other non-GAAP measures in the reconciliations on page 139. Please note that a measure of segment profit/loss that is not in conformity with ASC 280 is considered a non-GAAP financial measure under Regulation G and Item 10(e) of Regulation S-K. We refer you to Question 104.03 of the Non-GAAP Financial Measures Compliance Disclosure and Interpretations. Please revise or advise us.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will include pro forma segment income before provision for income taxes as a non-GAAP financial measure in the next amendment to our registration filing as follows:

“The following discussion includes references to combined and segment EBITDA, Adjusted EBITDA, Adjusted EBITDAR and Pro Forma Segment Income before Provision for Income Taxes, which are non-GAAP financial measures (collectively, “Non-GAAP Financial Measures”). Regulation G, Conditions for Use of Non-GAAP Financial Measures, and other provisions of the Exchange Act define and prescribe the conditions for use of certain non-GAAP financial information. These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. These non-GAAP financial measures should not be relied upon to the exclusion of GAAP financial measures. These non-GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business.

Pro Forma Segment Income before Provision for Income Taxes

We adjust segment income before provision for income taxes when evaluating our operating segment performance because we believe that the exclusion and inclusion of certain items given the effect to the spin-off and the related transactions occurred on January 1, 2019 through the most recent reporting period are useful supplemental information to investors regarding our ongoing operating performance as if the spin-off transaction occurred on the first day of the fiscal year. We believe that the presentation of Pro Forma Segment Income before Provision for Income Taxes, when combined with GAAP segment income before provision for income taxes is beneficial to an investor’s complete understanding of our current operating performance after giving effect to the spin-off.”

In addition, we have disclosed a reconciliation of segment income before provision for income taxes to pro forma segment income before income taxes in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in previous filings as reflected in the table below. We will continue to disclose this reconciliation in the next amendment to our registration filing.

	Six Months Ended		Year Ended
	June 30, 2019		December 31, 2018
	Home Health and Hospice	Senior Living	Home Health and Hospice	Senior Living
Segment income before provision for income taxes (a)			23,375	16,099
Pro forma adjustments
Additional rent expense			—	(3,724)

Pro forma segment income before provision for income taxes	—	—	23,375	12,375

(a)	General and administrative expenses are not allocated to any segment for purposes of determining segment profit or loss.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact
Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ Daniel H Walker
Daniel H Walker

cc:	Christian O. Nagler

Kirkland & Ellis LLP

Suzanne Snapper

The Ensign Group, Inc.